UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

23 January 2008
Number 03/08

BHP BILLITON QUARTERLY REPORT ON
EXPLORATION AND DEVELOPMENT ACTIVITIES
QUARTER ENDED 31 DECEMBER 2007

This report covers the Company's exploration and development activities for the quarter ended 31 December 2007. This report together with the Production Report represents the Interim Management Statement for the purposes of the UK Listing Authority's Disclosure and Transparency Rules. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

DEVELOPMENT

First production was successfully achieved at seven major projects during the quarter ended 31 December 2007; Genghis Khan, Atlantis South and Stybarrow, (oil and gas) Koala Underground (diamonds), Pinto Valley (copper in concentrate) Rapid Growth Project 3 (iron ore) and Ravensthorpe (nickel intermediate product). These projects will not be reported in future Exploration and Development Reports.

Further details of the project's capital cost will be made available when the Group announces its interim results on 6 February 2008.

During the quarter the Kipper project (oil and gas), Klipspruit (energy coal) and the Gemco expansion project (manganese) were sanctioned and in January, the company announced the sanctioning of the Newcastle Third Port Project.
PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Petroleum Projects
Neptune (US) 35% Oil/Gas	405	Q1 CY08	50,000 barrels of oil and 50 million cubic feet gas per day

On budget and schedule. Drying of the gas export line was completed and is ready for commissioning. Offshore hookup and commissioning of the topsides continued. Drilling of the fifth well in progress with four of seven wells completed.

Stybarrow (Australia) 50% Oil/Gas	380	End CY07	80,000 barrels of oil per day

First oil announced, see News@BHPBilliton dated 19 November 2007.

Stybarrow is currently producing consistently at design capacity of 80,000 barrels a day and in less than two months of operation, Stybarrow has offloaded a total of 2.5 million barrels of oil.

North West Shelf Angel (Australia) 16.67% Oil/Gas	200	End CY08	800 million cubic feet gas per day and 50,000 bpd condensate	On schedule and budget. Jacket installed.
North West Shelf Train 5 (Australia) 16.67% LNG	350	Late CY08	LNG processing capacity of 4.2 million tpa	On schedule and budget. Onsite construction and hookup continued.
Shenzi (US) 44% Oil/Gas	1,940	Mid CY09	100,000 barrels of oil and 50 million cubic feet gas per day	On schedule and budget. Hull fabrication completed and ready for sail away to Gulf of Mexico, US.
Pyrenees (Australia) 71.43% Oil/Gas	1,200	1H CY10	96,000 barrels of oil and 60 million cubic feet gas per day	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion commenced.
Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	500	CY11	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day	Approval announced, see News@BHPBilliton dated 19 December 2007. The first phase of the project includes two new subsea wells, three new pipelines and platform modifications.
Minerals Projects
Alumar - Refinery Expansion (Brazil) 36% Alumina	725	Q2 CY09	2 million tpa of alumina	On revised schedule and budget. Detailed engineering substantially complete, with procurement almost complete and construction well underway.
Pinto Valley Restart (USA) 100% Copper	140	Q4 CY07	70,000 tpa copper concentrate	First shipment of copper concentrate achieved in October 2007.
Koala Underground (Canada) 80% Diamonds	200	End CY07	3,300 tonnes per day ore processed

First production announced see News@bhpbilliton dated 17 December 2007. The Project was completed ahead of schedule and under budget and mine development is well positioned for production ramp up. Underground critical systems were commissioned and turned over to operations in December 2007.

Ravensthorpe (Australia) 100% Nickel	2,200	Q1 CY08	Up to 50,000 tpa contained nickel in mixed nickel-cobalt hydroxide product

The Ravensthorpe project was commissioned in the December quarter, in line with the revised schedule and under approved capital budget. First production was achieved in October 2007, and the first 5000t production milestone was achieved in December 2007.

Yabulu (Australia) 100% Nickel	556	Q1 CY08	45,000 tpa nickel	On revised schedule and budget. The Yabulu Expansion is mechanically complete and is awaiting sufficient mixed nickel-cobalt hydroxide (MHP) from Ravensthorpe to commence nickel metal production.
Cliffs (Australia) 100% Nickel	139	1H CY08	360,000 tpa nickel ore	On schedule and budget. Total project progress is 32% complete. First ventilation shaft completed and earthworks have commenced. Engineering is 98% complete.
Iron Ore (Western Australia) RGP3 85% Iron Ore	1,300	Q4 CY07	20 million tpa additional iron ore system capacity

Engineering, procurement and construction activities are complete. Ramp-up at the mine is underway. Port expansion is operating at design performance levels. Shipping in December exceeded RGP3 rates of 129 million tpa.

Iron Ore (Western Australia) RGP4 86.2% Iron Ore	1,850	1H CY10	26 million tpa additional iron ore system capacity	On schedule and budget in local currency. Engineering progress is now over 70% complete and construction progress over 15%. Mainline rail capacity now at 155mtpa.
Samarco Third Pellet Plant (Brazil) 50% Iron Ore	590	1HCY08	7.6 million tpa additional iron ore capacity	Total project progress is 94% complete with first production expected to commence on schedule. The project is within the local currency approved budget.
Gemco (Australia) 60% Manganese	110	1HCY09	Additional 1 million tpa manganese concentrate	Project sanctioned during the quarter. Civil construction mobilised and certain long lead items such as the Drum Scrubber were procured out of China.
Klipspruit (South Africa) 100% Energy Coal	450	2HCY09	Incremental 1.8 million tpa export coal Incremental 2.1 million tpa domestic	Project sanctioned during quarter. See News@bhpbilliton dated 7 December 2007.

MINERALS EXPLORATION

BHP Billiton continued to pursue global exploration opportunities for key commodities of interest utilising both in-house capabilities and partnerships.

Grassroots exploration continued on diamond targets in Angola and the Democratic Republic of Congo (DRC), on copper targets in Australia, Chile, Mongolia, the DRC and Kazakhstan; and on nickel targets in Australia, Brazil and Africa. Exploration for iron ore, coal, potash and bauxite was undertaken in a number of regions including Australia, South America, Canada and West Africa.

Drilling for bauxite on the Guinea, Boffa-Santou-Houda prospecting permits has identified a substantial area of good quality bauxite with a target of over one billion tonnes. Work is progressing to better understand the size, grade and quality of this potential mineralisation.1

For the six months ended 31 December 2007, BHP Billiton spent US$303 million on minerals exploration of which US$236 million was expensed.

1 Competent Person Guinea: J van der Riet (MAusIMM)

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 December 2007.

WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Big Foot North-1	Green Canyon Gulf of Mexico GC-953	55% BHP Billiton and operator	Dry hole. Plugged and abandoned.
Torosa-4	Browse Basin Western Australia WA-30-R	8.33% BHP Billiton(Woodside operator)	Hydrocarbons encountered. Plugged and abandoned.
Snarf-1	Browse Basin Western Australia WA-275-P	20% BHP Billiton (Woodside operator)	Drilling suspended. Waiting on rig to continue drilling.
Warrabkook-1	Browse Basin Western Australia WA-303-P	25% BHP Billiton and operator	Drilling ahead.

Petroleum exploration expenditure for the six months ended 31 December 2007 was US$295 million of which US$196 million was expensed.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com
Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Don Carroll, Investor Relations
Tel: +61 3 9609 2686 Mobile: +61 417 591 938
email: Don.A.Carroll@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
Mobile: +44 7769 936 227
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 23 January 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary